Draft of October 26, 2021

CONFIDENTIAL

October 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith
John Dana Brown Rolf Sundwall Michelle Miller

Re:	Aurora Acquisition Corp. Amendment No. 1 to the Registration Statement on Form S-4 Filed September 30, 2021 File No. 333-258423

Ladies and Gentlemen:

On behalf of Aurora Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated October 18, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to the Registration Statement on Form S-4 filed on September 30, 2021. In connection with such responses, the Company is concurrently filing an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Registration Statement on Form S-4 filed September 30, 2021

Questions and Answers for the Shareholders of Aurora, page 10

1.

We note your response to our prior comment 2. Please revise the Summary section or the Q&A to discuss why the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. In your discussion explain that the Sponsor paid approximately $0.004 per share for 5,750,000 Aurora Class B ordinary shares.

Response to Comment 1:

The Company respectfully advises the Staff that it has revised pages 13, 14 and 148 of the Amended Registration Statement in response to the Staff’s comment 1 to further clarify that the Sponsor and its affiliates would earn a significant positive rate of return on their investment, even if the shares of Better Home & Finance Class A common stock trade substantially below $10.00 per share following the Business Combination, because the Sponsor paid approximately $0.004 per share for the Aurora Class B ordinary shares it holds, which will become shares of Better Home & Finance Class A common stock in connection with the closing of the Business Combination.

Questions and Answers for the Shareholders of Aurora, page 10

2.

We note your response to our prior comment 8. Please revise the Q&A “How will dilution affect the shareholders who elect not to redeem their shares in connection with the Business Combination?” on page 25 to ensure you are discussing all potential sources of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. In that regard we note your disclosure on page 273 discussing the dilutive effects of the anti-dilution provisions in the Aurora Class B ordinary shares if the provisions resulted in the issuance of Aurora Class A ordinary shares on a greater than one-to-one basis upon conversion of the Aurora Class B ordinary shares.

Response to Comment 2:

The Company respectfully advises the Staff that it has revised pages 25 and 26 of the Amended Registration Statement in response to the Staff’s comment 2 to include a statement that the anti-dilution provisions in the Aurora Class B ordinary shares will not result in additional dilution in connection with the Business Combination.

Risk Factors, If we do not obtain and maintain the appropriate state licenses, page 119

3.	Please disclose the “certain compliance concerns” from the notice of charges from the Washington Department of Financial Institutions that you received on September 2, 2021.

Response to Comment 3:

The Company respectfully advises the Staff that it has revised page 124 of the Amended Registration Statement in response to the Staff’s comment 3. Better either has remediated, or is in the process of remediating, each of the alleged claims. Better anticipates a consensual resolution of the notice of charges.

Unaudited Projected Financial Information, page 192

4.

We note your response to our prior comment 19. In order to assist investors in evaluating the projections disclosed, including your enhanced disclosure that you expect to report a net loss and an Adjusted Net Loss for the quarter ending September 30, 2021 and the year ending December 31, 2021, considering a net loss of $3.7 million, adjusted net income of $83.9 million and Adjusted EBITDA of $103.9 million for the six months ending June 30, 2021, please disclose actual and projected (unadjusted ) net income (loss) and EBIDTA for the periods presented and reconcile to Adjusted Net Income and Adjusted EBITDA as disclosed. Refer to Regulation S-K, Item 10(b)(2) and (3)(ii-iv).

Response to Comment 4:

The Company respectfully advises the Staff that it has revised pages 201, 202, 203 and 204 of the Amended Registration Statement in response to the Staff’s comment 4, including tabular disclosure of actual and projected (unadjusted) net income (loss) and actual and projected Adjusted Net Income (Loss) and Adjusted EBITDA for the periods presented, including a reconciliation of projected Adjusted Net Income (Loss) and Adjusted EBITDA to their most directly comparable GAAP measure.

Unaudited Pro Forma Condensed Combined Financial Information Description of the Business Combination and Related Transactions, page 248

5.

Please reconcile and clearly disclose the share activity to explain the difference between the 686.5 million shares to be outstanding at closing disclosed in your pro forma calculations on page 250 with the 778.4 million shares to be outstanding post-business combination disclosed on page 15.

Response to Comment 5:

The Company respectfully advises the Staff that the difference in the shares to be outstanding at closing under the heading “Unaudited Pro Forma Condensed Combined Financial Information” and the shares to be outstanding elsewhere in the Amended Registration Statement is primarily based on exclusion of Better Home & Finance common stock underlying Better Options, Better Warrants, Better RSUs and Better Restricted Stock that are excluded from the pro forma share counts presented under the heading “Unaudited Pro Forma Condensed Combined Financial Information,” but are taken into account as part of the diluted EPS calculations described therein. In addition, the pro forma share count under the heading “Unaudited Pro Forma Condensed Combined Financial Information” is based on outstanding shares of Better Capital Stock, Better Awards and Better Warrants as of June 30, 2021; the pro forma share count elsewhere in the Amended Registration Statement is based on such data as of October 18, 2021. The Company respectfully advises the Staff that it has revised page 260 and throughout the Amended Registration Statement to reconcile and more clearly explain this difference in response to the Staff’s comment 5.

Key Business Metrics, page 315

6.

We acknowledge your response to our prior comment 23, and your risk factor disclosures concerning geographic concentrations on page 102. It appears that the majority of your aggregate home loan production occurs in states other than California, Texas and Florida. It also seems possible that the economic environment in these three states may not be comparable. Please revise your disclosure of Key Business Metrics on page 315 to include the geographic location of your funded loan volume.

Response to Comment 6:

The Company respectfully advises the Staff that it has revised pages 105, 106 and 327 of the Amended Registration Statement in response to the Staff’s comment 6 to include narrative and tabular disclosure showing the percentage of Better’s Funded Loan Volume attributable to each of California, Texas, Florida and Washington. California is the only state responsible for more than 10% of Better’s Funded Loan Volume in the periods presented, while Texas, Florida and Washington have been included for informational purposes. No other state represented more than 6% of Better’s Funded Loan Volume for the periods presented.

Results of Operations, page 321

7.

We note your response to our prior comment 25. However, we are unable to locate disaggregated disclosure of general and administrative expenses. Considering the 101% period-over-period increase in general and administrative expenses for the six months ending June 30, 2021 compared to the six months ending June 30, 2020 and in order to provide investors with an understanding of the more fixed personnel-related compensation expense, excluding stock-based compensation as well as the variable components of your general and administrative expenses, please disaggregate your general and administrative expenses for the periods presented.

Response to Comment 7:

In response to the Staff’s comment 7, the Company has provided additional disclosure on pages 336, 338 and 339 of the Amended Registration Statement presenting a disaggregation of Better’s general and administrative expenses for the periods presented.

Results of Operations, page 321

8.	Please disclose if any loans held for sale are greater than 90 days past due and or nonperforming for the periods presented.

Response to Comment 8:

The Company respectfully advises the Staff that it has revised pages 322 and 327 of the Amended Registration Statement in response to the Staff’s comment 8. As disclosed therein, the Company respectfully advises the Staff that Better’s average days loans held for sale in the six months ended June 30, 2021 and 2020 were approximately 22 and 14 days, respectively, and the average days loans held for sale in the and the average days loans held for sale in the years ended December 31, 2020 and 2019, were approximately 18 days and 19 days, respectively. This is defined as the average days between funding and sale for loans funded during each period. At each such reporting date, we have disclosed that Better held an immaterial amount of loans either 90 days past due or non-performing, as Better generally aims to sell loans shortly after production.

Contractual Obligations, page 334

9.

Please enhance your disclosure to reflect that your contractual obligations under your 2020 Credit Facility increased to $151.4 million at June 30, 2021, the total of such facility as well as the increase in related interest payments. Refer to Instruction 7 to paragraph (b) of Item 303 of Regulation S-K.

Response to Comment 9:

The Company respectfully advises the Staff that it has provided tabular disclosure summarizing Better’s contractual obligations, including interest, at June 30, 2021 on page 346 of the Amended Registration Statement in response to the Staff’s comment 9.

Better HoldCo, Inc. and Subsidiaries Consolidated Financial Statements Note 3. Mortgage Loans and Held for Sale and Warehouse Lines of Credit, page F-48.

10.

Please disclose the number of days on average that you hold loans held for sale and if any loans are greater than 90 days past due and or non-performing for the six months ending June 30, 2021 and the years ending December 31, 2020 and 2019. Refer to ASC 825-10-50-25-(c).

Response to Comment 10:

The Company respectfully advises the Staff that it has revised pages F-49 and F-87 of the Amended Registration Statement in response to the Staff’s comment 10. As disclosed therein, the Company respectfully advises the Staff that Better’s average days loans held for sale for the six months ended June 30, 2021 and 2020 were approximately 22 days and 14 days, respectively, and Better’s average days loans held for sale for the years ended December 31, 2020 and 2019 were approximately 18 days and 19 days, respectively. This is defined as the average days between funding and sale for loans funded during each period. As of June 30, 2021, December 31, 2020 and December 31, 2019, the Company had an immaterial amount of loans either 90 days past due or non-performing, as the Company generally aims to sell loans shortly after production. For these reasons, the Company respectfully advises the Staff that it believes that information on loans held for sale past due greater than 90 days and non-performing loans required by ASC 825-10-50-25(c) is not material to the consolidated financial statements as a whole. Nonetheless, Better has included such disclosure to the notes to the consolidated financial statements for each period.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623 of Ropes & Gray LLP.

Very truly yours,

/s/ Carl P. Marcellino
Carl P. Marcellino

cc:	Arnaud Massenet, Aurora Acquisition Corp.
Elizabeth Todd, Ropes & Gray LLP